November 14, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC  20549
Attention:  Patrick Fullem

Re:           Senstar Technologies Corporation
  Registration Statement on Form F-4
  File No. 333-274706

Mr. Fullem:

The undersigned, on behalf of Senstar Technologies Corporation (“Senstar”), issuer of the securities covered by the above-referenced registration Statement, hereby respectfully requests that the above-referenced registration Statement be declared effective by the Securities and Exchange Commission at 10:00 a.m., Washington, D.C. time on November 16, 2023, or as soon thereafter as possible.

Management of Senstar is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours, /S/ ALICIA KELLY Alicia Kelly, CFO Senstar Technologies Corporation